UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Kinnate Biopharma Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

49705R105
(CUSIP Number)

Dennis Ryan Foresite Capital Management, LLC 900 Larkspur Landing Circle, Suite 150, Larkspur, CA 94939 (415) 877-4887
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49705R105	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON Foresite Capital Fund IV, L.P. (“FCF IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

9,671,643 shares, except that Foresite Capital Management IV, LLC (“FCM IV”), the general partner of FCF IV, may be deemed to have sole power to vote these shares, and James B. Tananbaum (“Tananbaum”), the managing member of FCM IV, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

9,671,643 shares, except that FCM IV, the general partner of FCF IV, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,671,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%*
14	TYPE OF REPORTING PERSON PN

 *        Percent of class is calculated based on 47,112,698 shares of common stock, par value $0.0001 (the “Common Shares”), of Kinnate Biopharma Inc. (the “Issuer”) outstanding as of November 3, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2023 (the “10-Q”).

CUSIP No. 49705R105	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON Foresite Capital Management IV, LLC (“FCM IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

9,671,643 shares, all of which are directly owned by FCF IV.  FCM IV, the general partner of FCF IV, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

9,671,643 shares, all of which are directly owned by FCF IV.  FCM IV, the general partner of FCF IV, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,671,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%*
14	TYPE OF REPORTING PERSON OO

*        Percent of class is calculated based on 47,112,698 Common Shares outstanding as of November 3, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 49705R105	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON Foresite Capital Fund V, L.P. (“FCF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

3,525,957 shares, except that Foresite Capital Management V, LLC (“FCM V”), the general partner of FCF V, may be deemed to have sole power to vote these shares, and James B. Tananbaum (“Tananbaum”), the managing member of FCM V, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

3,525,957 shares, except that FCM V, the general partner of FCF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,525,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%*
14	TYPE OF REPORTING PERSON PN

*        Percent of class is calculated based on 47,112,698 Common Shares outstanding as of November 3, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 49705R105	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON Foresite Capital Management V, LLC (“FCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

3,525,957 shares, all of which are directly owned by FCF V.  FCM V, the general partner of FCF V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

3,525,957 shares, all of which are directly owned by FCF V.  FCM V, the general partner of FCF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,525,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%*
14	TYPE OF REPORTING PERSON OO

*        Percent of class is calculated based on 47,112,698 Common Shares outstanding as of November 3, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 49705R105	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON Foresite Capital Opportunity Fund V, L.P. (“FCOF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

520,711 shares, except that Foresite Capital Opportunity Management V, LLC (“FCOM V”), the general partner of FCOF V, may be deemed to have sole power to vote these shares, and James B. Tananbaum (“Tananbaum”), the managing member of FCOM V, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

520,711 shares, except that FCOM V, the general partner of FCOF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%*
14	TYPE OF REPORTING PERSON PN

*        Percent of class is calculated based on 47,112,698 Common Shares outstanding as of November 3, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 49705R105	SCHEDULE 13D	Page 7 of 13

1	NAME OF REPORTING PERSON Foresite Capital Opportunity Management V, LLC (“FCOM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

520,711 shares, all of which are directly owned by FCOF V.  FCOM V, the general partner of FCOF V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

520,711 shares, all of which are directly owned by FCOF V.  FCOM V, the general partner of FCOF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%*
14	TYPE OF REPORTING PERSON OO

*        Percent of class is calculated based on 47,112,698 Common Shares outstanding as of November 3, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 49705R105	SCHEDULE 13D	Page 8 of 13

1	NAME OF REPORTING PERSON James B. Tananbaum (“Tananbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

13,779,062 shares, of which (i) 9,671,643 shares are directly owned by Foresite Capital Fund IV, L.P. (“FCF IV”), (ii) 3,525,957 shares are directly owned by Foresite Capital Fund V, L.P. (“FCF V”), (iii) 520,711 shares are directly owned by Foresite Capital Opportunity Fund V, L.P. (“FCOF V”), and (iv) 60,751 are shares subject to options held by Tananbaum that are currently exercisable or exercisable within 60 days of February 22, 2024. Tananbaum is the managing member of each of Foresite Capital Management IV, LLC (“FCM IV”), which is the general partner of FCF IV; Foresite Capital Opportunity Management V, LLC (“FCM V”), which is the general partner of FCF V; and Foresite Capital Opportunity Management V, LLC (“FCOM V”), which is the general partner of FCOF V. Tananbaum may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

13,779,062 shares, of which (i) 9,671,643 shares are directly owned by FCF IV, (ii) 3,525,957 shares are directly owned by FCF V, (iii) 520,711 shares are directly owned by FCOF V, and (iv) 60,751 are shares subject to options held by Tananbaum that are currently exercisable or exercisable within 60 days of February 22, 2024. Tananbaum is the managing member of each of FCM IV, which is the general partner of FCF IV; FCM V, which is the general partner of FCF V; and FCOM V, which is the general partner of FCOF V. Tananbaum may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,779,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2%*
14	TYPE OF REPORTING PERSON IN

*        Percent of class is calculated based on 47,112,698 Common Shares outstanding as of November 3, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 49705R105	SCHEDULE 13D	Page 9 of 13

Explanatory Note:

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D initially filed on December 15, 2020 (the “Original Schedule 13D”), as amended and restated by Amendment No. 1 filed with the Securities and Exchange Commission (“SEC”) on February 22, 2023 (“Amendment No. 1”) and by Amendment No. 2 filed with the SEC on May 10, 2023 (“Amendment No. 2”), as amended and supplemented by Amendment No. 3 filed with the SEC on November 14, 2023 (“Amendment No. 3”) and as amended and supplemented by Amendment No. 4 filed with the SEC on November 17, 2023 (“Amendment No. 4” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the “Schedule 13D”), that relates to the common stock, par value $0.0001 per share (the “Common Shares”), of Kinnate Biopharma Inc., a Delaware corporation (the “Issuer”), by Foresite Capital Fund IV, L.P. (“FCF IV”), Foresite Capital Management IV, LLC (“FCM IV”), Foresite Capital Fund V, L.P. (“FCF V”), Foresite Capital Management V, LLC (“FCM V”), Foresite Capital Opportunity Fund V, L.P. (“FCOF V”), Foresite Capital Opportunity Management V, LLC (“FCOM V”) and James B. Tananbaum (“Tananbaum” and together with FCF IV, FCM IV, FCF V, FCM V, FCOF V and FCOM V, the “Reporting Persons”).

Except as provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth in Item 6 hereto is hereby incorporated by reference into this Item 4, as applicable.

CUSIP No. 49705R105	SCHEDULE 13D	Page 10 of 13

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 47,112,698 shares of Common Stock outstanding as of November 3, 2023, as reported by the Issuer in the 10-Q.

(c)            The Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)           Under certain circumstances set forth in the limited partnership agreement of each of FCF IV, FCF V and FCOF V and the limited liability company agreement of each of FCM IV, FCM V and FCOM V the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

(e)            Not applicable.

CUSIP No. 49705R105	SCHEDULE 13D	Page 11 of 13

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 16, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with XOMA Corporation, a Delaware corporation (“XOMA”), and XRA 1 Corp., a Delaware corporation and a wholly owned subsidiary of XOMA (“Merger Sub”). The Merger Agreement provides for, among other things: (i) the acquisition of all of the Issuer’s outstanding Common Shares, by XOMA through a cash tender offer (the “Offer”) by Merger Sub, for a price per Common Share of (A) $2.3352, plus (B) an additional amount of cash of up to $0.2527 per Common Share, plus (C) one contingent value right; and (ii) the merger of Merger Sub with and into the Issuer with the Issuer surviving the Merger.

In connection with the execution of the Merger Agreement, on February 16, 2024, FCF IV, FCF V and FCOF V and James Tananbaum (collectively, the “Foresite Holders”) entered into support agreements with XOMA and Merger Sub (the “Support Agreements”). The Support Agreements provide that, among other things, the Foresite Holders will irrevocably tender all Common Shares held by them in the Offer, upon the terms and subject to the conditions of the Support Agreements. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or if the Board of Directors of the Issuer votes to approve a superior proposal.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreements, which are filed as Exhibit 1 and Exhibit 2 and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
1	Tender and Support Agreement, dated as of February 16, 2024, among FCF IV, FCF V, FCOF V, XOMA and Merger Sub

2	Tender and Support Agreement, dated as of February 16, 2024, among James Tananbaum, XOMA and Merger Sub

CUSIP No. 49705R105	SCHEDULE 13D	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 22, 2024
FORESITE CAPITAL FUND IV, L.P.

	By:	Foresite Capital Management IV, LLC
	Its:	General Partner

	By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL MANAGEMENT IV, LLC

	By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL FUND V, L.P.

	By:	Foresite Capital Management V, LLC
	Its:	General Partner

	By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL MANAGEMENT V, LLC

	By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.

	By:	Foresite Capital Opportunity Management V, LLC
	Its:	General Partner

	By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

CUSIP No. 49705R105	SCHEDULE 13D	Page 13 of 13

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

JAMES B. TANANBAUM

/s/ James B. Tananbaum